Kansas City Life Insurance Company


                         Additional Life Insurance Rider

The Benefit
Kansas City Life Insurance Company will increase the specified amount of the contract by the Additional Life Insurance Rider specified amount in calculating the Insured's death benefit as provided in the Proceeds section of the contract. We will pay this amount to the beneficiary upon receiving proof of the Insured's death on or before the expiration date and while this rider is in force.

The specified amount provided by this rider is shown in Section 1, Contract Data, of the contract.

Cost of Insurance
The cost of insurance for this rider is as provided in the Cost of Insurance provision of the contract. The Additional Life Insurance Rider specified amount is treated as an increase in the specified amount of the contract as described in the Contract Change Provision section of the contract.

Monthly Cost of Insurance
The monthly cost of insurance rates used in calculating the cost of insurance on each monthly anniversary day are based on the Insured's age, number of completed contract years, sex and risk class on each monthly anniversary day.

The cost of insurance rates used will be determined by us based on our expectations as to future mortality experience. Any change in the current cost of insurance rates will be on a uniform basis for Insureds of the same age, sex, and risk class whose riders have been in force the same length of time. The current cost of insurance rates will never be increased to recover losses incurred, or decreased so as to distribute gains realized by us, prior to the change.

The cost of insurance rates used will not exceed those shown in Table D, Guaranteed Monthly Cost of Insurance Rates, of the contract. The guaranteed maximum cost of insurance rates for special risk classes will be adjusted appropriately.

Ownership
Unless otherwise provided, the owner of this rider will be the owner of the contract.

Beneficiary
Death proceeds for this rider will be paid, unless otherwise provided, to the beneficiary as specified in the contract.

Suicide
If the Insured dies by suicide, while sane or insane, within two years of the effective date of this rider, the amount payable by us will be equal to the total cost of insurance and any expense charges associated with this rider.

If the Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the specified amount under this rider, the amount payable by us associated with such increase will be limited to the cost of insurance and any expense charges associated with such increase.

Incontestability
We cannot contest this rider after it has been in force during the Insured's lifetime for two years from the effective date.

Any increase in the specified amount for the Insured under this rider will not be contested after the increase has been in force during the lifetime of the Insured for two years following the effective date of the increase.

Age and Sex
If, while this rider is in force and the Insured is alive, it is determined that the age or sex of the Insured has been incorrectly stated, the contract value of the contract will be adjusted by the difference in the cost of insurance charged for this rider and the cost of insurance which should have been charged for the correct age or sex, accumulated at the fixed account guaranteed interest rate.

If, after the death of the Insured while this rider is in force, it is determined that the age or sex of the Insured is not correct, the death benefit will be that which would be purchased by the most recent cost of insurance charge at the correct age or sex.

Supplemental Benefits
If additions are made to the contract value of the contract due to the Insured's total disability in accordance with the Disability Continuance of Insurance Rider, the cost of any benefits provided by this rider will also be added to the contract value.

The terms of the Insured's Accidental Death Rider, if any, apply to the specified amount under this rider if an accidental death specified amount is shown separately for this rider in Section 1, Contract Data, of the contract.

General Provisions
The following provisions apply to this rider:

     (1)  this rider is made a part of the contract to which it is attached;

     (2) this term insurance is subject to all the provisions of this rider and the applicable contract provisions;

     (3) the effective date of this rider is specified in the rider description in Section 1, Contract Data, of the contract;

     (4) this rider is nonparticipating. It will not participate in any of our profits, losses or surplus earnings;

     (5)  this rider does not provide for cash or loan values; and

     (6) the expiration date of this rider is the contract's maturity date as shown in Section 1, Contract Data, of the contract.

Cancellation
You may cancel this rider on any monthly anniversary day. Your request must be in writing and filed with us prior to the monthly anniversary day. We may require that the contract be submitted for endorsement to show the cancellation.

Termination of Rider
This rider terminates on the earliest of:

     (1) the date the contract terminates for any reason;

     (2) the date this rider is canceled by you;

     (3) the expiration date of this rider.


Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, P.O. Box 219139 Kansas City, Missouri .64121-9139



           C. John Malacarne                         R. Philip Bixby

               Secretary                                  President